(2)

INTERIM REPORT

For the six months ended
June 30, 2005

CONSOLIDATED BALANCE SHEETS
as at June 30, 2005 and December 31, 2004
(unaudited – US$ millions)

	2005	2004(1)

Assets
Cash, short term investments and marketable securities	499.5	566.8
Accounts receivable and other	2,066.6	2,346.0
Recoverable from reinsurers (including recoverables on paid losses – $549.3; 2004 – $630.2)	7,311.5	8,135.5

	9,877.6	11,048.3

Portfolio investments
Subsidiary cash and short term investments (market value – $4,009.9; 2004 – $4,047.7)	4,009.9	4,047.7
Bonds (market value – $8,192.8; 2004 – $7,292.7)	8,050.7	7,288.8
Preferred stocks (market value – $132.0; 2004 – $136.4)	131.1	135.8
Common stocks (market value – $2,114.7; 2004 – $1,957.9)	1,845.8	1,678.6
Investments in Hub, Zenith National and Advent (market value – $546.3; 2004 – $450.5)	348.2	311.5
Real estate (market value – $37.3; 2004 – $33.5)	33.0	28.0

Total (market value – $15,033.0; 2004 – $13,918.7)	14,418.7	13,490.4

Deferred premium acquisition costs	378.6	378.8
Future income taxes	955.9	973.6
Premises and equipment	95.4	99.8
Goodwill	216.2	228.1
Other assets	116.4	112.3

	26,058.8	26,331.3

Liabilities
Lindsey Morden indebtedness	88.7	89.2
Accounts payable and accrued liabilities	995.5	1,122.4
Securities sold but not yet purchased	659.5	539.5
Funds withheld payable to reinsurers	1,053.2	1,033.2

	2,796.9	2,784.3

Provision for claims	14,618.2	14,983.5
Unearned premiums	2,346.2	2,368.3
Long term debt	2,247.0	2,193.9
Purchase consideration payable	193.6	195.2
Trust preferred securities of subsidiaries	52.4	52.4

	19,457.4	19,793.3

Non-controlling interests	640.3	583.0

Shareholders’ Equity
Common stock	1,781.8	1,781.8
Other paid in capital	59.4	59.4
Preferred stock	136.6	136.6
Retained earnings	1,074.9	1,061.9
Currency translation account	111.5	131.0

	3,164.2	3,170.7

	26,058.8	26,331.3

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
for the six months ended June 30, 2005 and 2004
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months

	2005	2004(1)	2005	2004(1)

Revenue
Gross premiums written	1,353.9	1,352.4	2,708.7	2,740.0

Net premiums written	1,157.5	1,168.1	2,325.2	2,369.2

Net premiums earned	1,185.2	1,177.7	2,332.3	2,407.6
Interest and dividends	128.8	77.5	235.9	169.9
Realized gains on investments	99.9	64.5	231.3	137.1
Realized gain on Northbridge secondary offering	–	40.1	–	40.1
Claims fees	86.9	75.3	175.6	165.2

	1,500.8	1,435.1	2,975.1	2,919.9

Expenses
Losses on claims	938.6	815.9	1,818.1	1,697.4
Operating expenses	261.8	239.5	516.1	499.3
Commissions, net	188.4	202.9	370.4	409.3
Interest expense	43.7	43.8	97.9	87.1
Other Lindsey Morden TPA disposition
costs	–	–	–	11.9

	1,432.5	1,302.1	2,802.5	2,705.0

Earnings from operations before income taxes	68.3	133.0	172.6	214.9
Provision for income taxes	34.6	63.6	73.7	94.7

Net earnings before non-controlling interests	33.7	69.4	98.9	120.2
Non-controlling interests	(28.7)	(23.9)	(58.7)	(35.7)

Net earnings	5.0	45.5	40.2	84.5

Net earnings per share	$0.17	$3.13	$2.20	$5.76
Net earnings per diluted share	$0.17	$3.05	$2.20	$5.64
Cash dividends paid per share	$–	$–	$1.40	$1.40
Shares outstanding (000) (weighted average)	16,092	13,829	16,092	13,848
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
for the six months ended June 30, 2005 and 2004
(unaudited – US$ millions)

	2005	2004

Retained earnings – beginning of period	1,061.9	1,114.9
Net earnings for the period	40.2	84.5
Excess over stated value of shares purchased for cancellation	–	(2.6)
Common share dividends	(22.5)	(19.5)
Preferred share dividends	(4.7)	(4.8)
Dividend tax	–	0.2

Retained earnings – end of period	1,074.9	1,172.7

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2005 and 2004
(unaudited – US$ millions)

	Second quarter		First six months

	2005	2004(1)	2005	2004(1)

Operating activities
Earnings before non-controlling interests	33.7	69.4	98.9	120.2
Amortization	6.2	9.1	14.6	20.3
Future income taxes	(11.1)	50.5	8.2	63.1
Gains on investments	(99.9)	(104.6)	(231.3)	(177.2)

	(71.1)	24.4	(109.6)	26.4
Increase (decrease) in cash from:
Provision for claims	(201.3)	(168.9)	(376.7)	(148.9)
Unearned premiums	(8.2)	(106.1)	(29.0)	(150.5)
Accounts receivable and other	167.4	(155.5)	289.2	(49.8)
Recoverable from reinsurers	664.1	196.8	828.3	256.4
Funds withheld payable to reinsurers	11.7	21.5	22.2	(9.0)
Accounts payable and accrued liabilities	(118.7)	20.1	(138.6)	(244.0)
Other	(20.0)	12.4	(4.3)	53.8

Cash provided by (used in) operating activities	423.9	(155.3)	481.5	(265.6)

Investing activities
Investments – purchases	(3,153.6)	(719.2)	(4,598.0)	(5,404.6)
– sales	3,026.4	702.3	4,019.4	2,869.7
Sale (purchase) of marketable securities	(1.0)	7.6	(130.2)	5.8
Purchase of capital assets	(6.6)	–	(10.7)	(22.4)
Purchase of Corifrance, net of cash acquired	(59.8)	–	(52.0)	–
Net proceeds on Northbridge secondary offering	–	104.8	–	104.8
Disposition of Lindsey Morden TPA business	–	–	–	(22.0)

Cash provided by (used in) investing activities	(194.6)	95.5	(771.5)	(2,468.7)

Financing activities
Subordinate voting shares repurchased	–	–	–	(11.6)
Long term debt – repayment	(59.5)	(58.2)	(67.4)	(58.2)
Long term debt – issuances	125.0	–	125.0	13.6
Purchase consideration payable	(5.0)	(5.5)	(10.1)	(11.1)
Lindsey Morden indebtedness	0.5	(1.0)	(0.5)	49.2
Common share dividends	–	–	(22.5)	(19.5)
Preferred share dividends	(2.3)	(2.4)	(4.7)	(4.8)

Cash provided by (used in) financing activities	58.7	(67.1)	19.8	(42.4)

Foreign currency translation	(5.6)	(4.1)	(10.1)	(7.7)

Increase (decrease) in cash resources	282.4	(131.0)	(280.3)	(2,784.4)
Cash resources – beginning of period	3,867.0	3,450.9	4,429.7	6,104.3

Cash resources – end of period	4,149.4	3,319.9	4,149.4	3,319.9

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments and exclude $214.7 at June 30, 2005 ($169.7 at January 1, 2005; nil at June 30, 2004 and January 1, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.
See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements
for the six months ended June 30, 2005 and 2004
(unaudited – in US$ millions except per share amounts and as otherwise indicated)
1. Basis of Presentation
    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2004 as set out on pages 20 to 44 of the company’s 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2004, except as noted below, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.
Change in accounting policy
    Effective January 1, 2005, the company retroactively adopted a new pronouncement issued by the Canadian Institute of Chartered Accountants (CICA) amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires that those instruments which can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments be presented partially as liabilities rather than as equity.
    This affected the company’s 5% convertible senior debentures due July 15, 2023. The portion of these debentures which were formerly classified as other paid in capital in shareholders’ equity (other than the $59.4 which represents the value of the holders’ option to convert the debentures into subordinate voting shares) was reclassified to long term debt. Consequently, for this quarter, a disbursement of $0.5 ($1.0 for the first six months) associated with this instrument was recorded as interest expense, whereas prior to the accounting policy change, that disbursement would have directly reduced retained earnings as a cost of the convertible debentures. There was no change to earnings per share or earnings per diluted share. The amount recorded as long term debt will accrete to the $193.5 face value of the debt over the remaining term to maturity ending in 2023.
    The impact of restating the consolidated balance sheets previously reported is to both increase long term debt and decrease other paid in capital by $38.4 and $42.0 at December 31, 2004 and June 30, 2004, respectively. The impact of restating the consolidated statements of earnings previously reported is to both increase interest expense and decrease net earnings by $2.0 and $0.5 and $1.0 for the year ended December 31, 2004 and the three month and six month periods ended June 30, 2004, respectively.
2. Cash, Short Term Investments and Marketable Securities
    Cash, short term investments and marketable securities are as follows:

	June 30,	December 31,
	2005	2004

Cash and short term investments	289.2	534.6
Cash held in Crum & Forster (including $nil (2004 – $16.3) in interest escrow account)	65.0	17.1
Marketable securities	145.3	15.1

	499.5	566.8

    Marketable securities include corporate bonds and equities, with a fair value at June 30, 2005 of $138.0 (December 31, 2004 – $15.1).
3. Portfolio Investments
    At June 30, 2005, as an economic hedge against a decline in the equity markets, the company had short sales of approximately $500 notional amount of Standard & Poor’s Depository Receipts (“SPDRs”) and $62 of common stocks, as well as a swap with a notional value of approximately $550, (constituting together hedges with an aggregate notional value of approximately $1,112) as described in the two following paragraphs. At June 30, 2005, common stocks in the company’s portfolio aggregated $1,845.8, with a market value of $2,114.7.

    Simultaneously with short sales of approximately $500 ($400 at December 31, 2004) notional amount of SPDRs and $62 ($50 at December 31, 2004) of common stocks, the company entered into two-year call options (“options”) to limit the potential loss on the future purchase of the SPDRs and the common stocks to $112.4 ($90.0 at December 31, 2004). The company is required to provide collateral for the obligation to purchase the SPDRs, which amounted to $572.4 ($401.7 at December 31, 2004) of cash and short term securities and $277.2 ($162.5 at December 31, 2004) of bonds at market value. The collateral provided for the purchase of common stocks sold short is $114.1 ($70.5 at December 31, 2004) of cash. Both the obligation to purchase the securities sold short and the options are carried at fair value in the consolidated financial statements. The fair value of the obligation to purchase the SPDRs and common stocks is included in securities sold but not yet purchased and the fair value of the options is included in common stocks on the consolidated balance sheet.
    During the second quarter, the company increased the notional value of its Total Return Swap (the “swap”) by $100, to approximately $550 ($450 at December 31, 2004). The company receives floating payments based on the notional value multiplied by LIBOR. The company pays or receives a fixed rate based on the change of the SPDRs which are the underlying security multiplied by the notional value of the swap. Simultaneously, the company entered into an option to limit the potential loss on the swap to $110.0 ($90.0 at December 31, 2004). Short term securities have been pledged as collateral for the swap in the amount of $100.6 ($99.2 at December 31, 2004). The fair value of the swap is a liability of $36.2 ($44.9 at December 31, 2004) and is included in securities sold but not yet purchased on the consolidated balance sheet.
    The company also has purchased additional credit default swaps and bond put warrants which are carried at fair value of $239.6 ($52.5 at December 31, 2004) and are classified as bonds on the consolidated balance sheet.
    Changes in the fair value for the transactions described above and other derivatives have been included in realized gains in the consolidated statements of earnings for the quarter and six months as follows:

	Second quarter		First six months

	2005	2004	2005	2004

SPDRs, common stocks and related options	(13.9)	–	(7.9)	–
Swap and related option	(11.8)	–	(2.9)	–
Credit default swaps and put bond warrants	7.9	(14.6)	24.9	(3.8)
Other	7.2	–	7.2	–

	(10.6)	(14.6)	21.3	(3.8)

4. Investments
    On June 3, 2005, Advent Capital (Holdings) PLC (“Advent”) through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence per share), giving Advent a market capitalization of $139.5 (£77.0), and $45.5 (£25.0) through debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. Fairfax maintained its 46.8% interest in Advent by purchasing its pro rata share of the new equity at a total cost of $34.1 (£18.7).
    On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) which was paid on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company for any adverse development on acquired net reserves. The Corifrance operations are accounted for in European runoff.
    On May 18, 2004, the company recorded a pre-tax gain of $40.1 (Cdn$53.5) on the sale of 6,000,000 common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from approximately 71% to approximately 59%.
5. Capital and Long Term Debt
    On May 13, 2005, OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015. OdysseyRe intends to use the proceeds from the senior notes to redeem and/or purchase its outstanding 4.375% convertible senior debentures due 2022 from time to time and for general corporate purposes.
    During the second quarter of 2005, the company repurchased $14.2 of its 7.75% notes due in 2037 and repaid the $27.3 of TIG senior notes which matured, while OdysseyRe repurchased $18.3 principal amount of its convertible senior debentures due in 2022. During the first quarter of 2005, the company repurchased $7.0 of its 7.375% notes due in 2006 and $0.6 of its 6.875% notes due in 2008.
    On April 29, 2004, the company closed its note exchange offers (which were accounted for as a modification of debt), under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012. On June 29, 2004, the company exchanged an additional $10.0 of outstanding notes due in 2006 for $11.0 of new 7.75% notes due in 2012.
    During the first six months of 2004, the company repurchased for cancellation 70,600 subordinate voting shares for a net cost of $11.6.
6. Other
    On June 23, 2005, Lindsey Morden filed a preliminary prospectus with the securities regulators in all Canadian jurisdictions in connection with an offering of rights to existing shareholders to purchase up to an additional 9,534,056 of its subordinate voting shares at a price of Cdn$4.25 per share. Rights will be issued to the holders of Lindsey Morden’s outstanding 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares on the basis of one right for each subordinate voting share or multiple voting share held. Every 1.5 rights will entitle the holder thereof to subscribe for one subordinate voting share at an exercise price of Cdn$4.25. Fairfax has indicated that it intends to exercise all rights issued to it, which exercise would result in approximately $24.8 (Cdn$30.4) in gross proceeds to Lindsey Morden. If all rights are exercised, the rights offering would raise total gross proceeds of approximately $33.1 (Cdn$40.5) for Lindsey Morden. The full net proceeds of the rights offering will be used to partially repay the Cdn$105.0 of borrowings by one of Lindsey Morden’s subsidiaries under an unsecured non-revolving term credit facility.
    Included in Lindsey Morden indebtedness is $86.8 (Cdn$105.0) raised by a subsidiary of Lindsey Morden under an unsecured non-revolving term facility due September 30, 2005 which may be extended, subject to certain conditions, for a further six-month period. Proceeds of the loan were used principally to repay the short term financing raised on March 31, 2004, debt owing to banks and debt owing to the company. Fairfax has extended its letter of support of Lindsey Morden to March 2006.
    On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $11.9, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $8.3.
7. Segmented Information
    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.
    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 10 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at June 30, 2005 compared to December 31, 2004.
8. U.S. GAAP Reconciliation
    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 19 on pages 41 to 44 of the company’s 2004 Annual Report.

    The following shows the net earnings in accordance with US GAAP:

	Second quarter		First six months

	2005	2004	2005	2004

Net earnings, Canadian GAAP	5.0	45.5	40.2	84.5
Recoveries on retroactive reinsurance	95.6	17.1	109.9	34.2
Other than temporary declines	13.1	12.0	(12.7)	28.1
Other differences	–	3.6	–	2.6
Tax effect	(35.2)	(11.7)	(31.2)	(23.1)

Net earnings, US GAAP	78.5	66.5	106.2	126.3
Other comprehensive income (loss) (1)	210.3	(238.4)	129.6	(202.3)

Comprehensive income (loss), US GAAP	288.8	(171.9)	235.8	(76.0)

Net earnings per share, US GAAP	$4.74	$4.64	$6.31	$8.78

Net earnings per diluted share, US GAAP	$4.69	$4.46	$6.26	$8.46

(1)	Consists of the change in the after-tax mark to market valuation of investments ($221.8 and $149.1 for the three months and six months ended June 30, 2005, respectively) and the change in the currency translation adjustment amount ($(11.5) and $(19.5) for the three months and six months ended June 30, 2005, respectively).

    The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30,	December 31,
	2005	2004

Assets
Portfolio investments
Subsidiary cash and short term investments	3,222.8	3,476.3
Bonds	7,915.6	7,130.2
Preferred stocks	132.0	136.4
Common stocks	2,114.7	1,957.9
Strategic investments	538.0	412.2
Investments pledged for securities sold but not yet purchased	1,064.3	733.9

Total portfolio investments	14,987.4	13,846.9
Future income taxes	933.5	1,066.3
Goodwill	268.3	280.2
All other assets	10,501.0	11,667.2

Total assets	26,690.2	26,860.6

Liabilities
Accounts payable and accrued liabilities	1,646.7	1,884.3
Securities sold but not yet purchased	659.5	539.5
Long term debt	2,306.3	2,253.3
All other liabilities	18,158.7	18,526.8

Total liabilities	22,771.2	23,203.9

Mandatorily redeemable shares of TRG	193.6	195.2
Non-controlling interests	638.3	583.0

	831.9	778.2

Shareholders’ Equity	3,087.1	2,878.5

	26,690.2	26,860.6

    The difference in consolidated shareholders’ equity is as follows:

	June 30,	December 31,
	2005	2004

Shareholders’ equity based on Canadian GAAP	3,164.2	3,170.7
Other comprehensive income	431.6	282.5
Reduction of other paid in capital	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(449.3)	(515.3)

Shareholders’ equity based on US GAAP	3,087.1	2,878.5

    At June 30, 2005, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (as of July 28, 2005)
(in US$ millions except per share amounts and as otherwise indicated)
    This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements and with the notes to the management’s discussion and analysis for the year ended December 31, 2004 as set out on page 45 of the company’s 2004 Annual Report.
    Despite some softening in insurance markets, which was anticipated, the underwriting profit of the company’s ongoing insurance and reinsurance operations increased to $65.7 in the second quarter of 2005 from $54.9 in 2004, and the combined ratios of those operations continued to be excellent in the second quarter of 2005 at 94.1% as compared to 94.9% in 2004, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 88.3%, 96.2% and 95.6% respectively.
    Nevertheless, net earnings decreased to $5.0 ($0.17 per share and per diluted share) in the second quarter of 2005 from $45.5 ($3.13 per share, $3.05 per diluted share) in 2004, primarily due to a $103.1 pre-tax operating loss resulting from the Chubb Re commutation, as discussed below in Runoff and Other, offset by increased investment income and realized gains and a lower provision for income taxes. Prior to the $103.1 commutation loss, earnings from operations before income taxes would have been $171.4 in the second quarter of 2005 rather than $68.3 (compared to $133.0 in 2004).
    Revenue in the second quarter of 2005 increased to $1,500.8 from $1,435.1 last year, principally as a result of increased interest and dividends. Net premiums written at the company’s ongoing insurance and reinsurance operations in the second quarter of 2005 declined slightly to $1,085.4 from $1,089.9 in 2004.
    Of the $261.8 of consolidated operating expenses in the 2005 second quarter ($239.5 in 2004), only $178.7 ($166.0 in 2004) related to insurance, reinsurance and runoff and other operations (the remainder related to Lindsey Morden).
    Cash flow from operations for the second quarter of 2005 increased substantially to $119.6 for Northbridge ($57.3 in 2004) and $113.9 for OdysseyRe ($99.8 in 2004). Cash flow from operations at Crum & Forster was negative $(29.1) for the second quarter of 2005 (positive $19.9 in 2004), primarily as a result of fluctuations in net losses paid.
    The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $49.1 to $202.7 in the first half of 2005 as a result of profitable operations of that group (and would have decreased significantly further were it not for the loss created by the Chubb Re commutation described below in Runoff and Other).
    Reinsurance recoverables decreased significantly to $7,311.5 at June 30, 2005 from $7,988.1 at March 31, 2005 ($8,135.5 at December 31, 2004), to a large extent as a result of the Chubb Re commutation described below in Runoff and Other.
    During the quarter, Fairmont Specialty Group received a subpoena from the U.S. Securities and Exchange Commission requesting documents regarding any non-traditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. Fairmont is cooperating with that request.

Net Earnings
    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and six months ended June 30, 2005 and 2004:

	Second quarter		First six months

	2005	2004	2005	2004

Combined ratios
Insurance – Canada (Northbridge)	88.3%	90.6%	89.8%	91.6%
– U.S.	96.3%	99.7%	96.1%	99.7%
– Asia (Fairfax Asia)	89.7%	89.6%	90.3%	90.4%
Reinsurance (OdysseyRe)	95.6%	94.6%	97.7%	94.8%

Consolidated	94.1%	94.9%	95.5%	95.3%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	27.9	21.3	47.9	36.7
– U.S.	10.6	0.9	21.5	1.6
– Asia (Fairfax Asia)	1.8	1.6	3.3	2.7
Reinsurance (OdysseyRe)	25.4	31.1	26.5	58.3

Underwriting profit	65.7	54.9	99.2	99.3
Interest and dividends	99.7	72.7	182.8	149.1

Operating income	165.4	127.6	282.0	248.4
Realized gains	50.6	35.5 (1)	147.1	107.4	(1)
Runoff and other	(94.5)	33.6 (2)	(151.9)	(4.0	)(2)
Claims adjusting (Fairfax portion)	(1.1)	(2.1)	2.1	(17.2)
Interest expense	(39.7)	(40.1)	(89.9)	(81.2)
Corporate overhead and other	(12.3)	(21.8)	(20.7)	(39.9)

Pre-tax income	68.4	132.7	168.7	213.5
Taxes	(34.2)	(62.6)	(70.4)	(87.6)
Non-controlling interests	(29.2)	(24.6)	(58.1)	(41.4)

Net earnings	5.0	45.5	40.2	84.5

(1)	$97.1 and $158.7 for the second quarter and first six months of 2004, respectively, before elimination adjustments as described in note (2) below.

(2)	$(28.0) and $(55.3) for the second quarter and first six months of 2004, respectively, excluding the effect of sales by the runoff companies to other Fairfax group companies of the following securities (these sales are eliminated on consolidation): a $61.6 realized gain on the sale of Northbridge shares in the second quarter, to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter.
    The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as set out below for the three months and six months ended June 30, 2005 and 2004. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended June 30, 2005

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	430.7	315.4	21.9	601.9	1,369.9	72.6	(88.6)	–	1,353.9

Net premiums written	276.9	255.9	14.9	537.7	1,085.4	72.1	–	–	1,157.5

Net premiums earned	239.6	282.8	17.4	573.7	1,113.5	71.7	–	–	1,185.2

Underwriting profit	27.9	10.6	1.8	25.4	65.7	–	–	–	65.7
Interest and dividends	19.0	35.1	2.0	43.6	99.7	–	–	–	99.7

Operating income before:	46.9	45.7	3.8	69.0	165.4	–	–	–	165.4
Realized gains (losses)	32.5	59.4	0.2	(0.7)	91.4	49.9	(26.9)	(13.9)	100.5
Runoff and other operating income (loss)	–	–	–	–	–	(144.4)	–	–	(144.4)
Claims adjusting	–	–	–	–	–	–	–	(1.1)	(1.1)
Interest expense	–	(8.2)	–	(7.5)	(15.7)	–	–	(24.0)	(39.7)
Corporate overhead and other	(1.5)	(1.9)	(0.8)	(5.9)	(10.1)	–	–	(2.2)	(12.3)

Pre-tax income (loss)	77.9	95.0	3.2	54.9	231.0	(94.5)	(26.9)	(41.2)	68.4
Taxes									(34.2)
Non-controlling interests									(29.2)

Net earnings									5.0

Quarter ended June 30, 2004

		U.S.	Fairfax			Runoff &				Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other		Intercompany		Other	Consolidated

Gross premiums written	412.9	307.6	27.4	612.0	1,359.9	94.9		(102.4)		–	1,352.4

Net premiums written	262.4	254.4	23.0	550.1	1,089.9	78.2		–		–	1,168.1

Net premiums earned	225.9	264.7	15.4	580.1	1,086.1	91.6		–		–	1,177.7

Underwriting profit	21.3	0.9	1.6	31.1	54.9	–		–		–	54.9
Interest and dividends	11.5	26.0	0.3	34.9	72.7	–		–		–	72.7

Operating income before:	32.8	26.9	1.9	66.0	127.6	–		–		–	127.6
Realized gains	17.5	13.0	–	30.4	60.9	69.1		(67.4	)(1)	42.0	104.6
Runoff and other operating income (loss)	–	–	–	–	–	(35.5)		–		–	(35.5)
Claims adjusting	–	–	–	–	–	–		–		(2.1)	(2.1)
Interest expense	–	(8.3)	–	(6.4)	(14.7)	–		–		(25.4)	(40.1)
Corporate overhead and other	(2.0)	(4.7)	(1.1)	(2.1)	(9.9)	–		–		(11.9)	(21.8)

Pre-tax income	48.3	26.9	0.8	87.9	163.9	33.6	(1)	(67.4)		2.6	132.7
Taxes											(62.6)
Non-controlling interests											(24.6)

Net earnings											45.5

(1)	The Runoff and Other pre-tax income (loss) is $(28.0) excluding the $61.6 gain realized by the runoff companies on the sale of Northbridge shares within the Fairfax group to facilitate the secondary offering of Northbridge shares by the company. That $61.6 gain is included in the Intercompany $(67.4) eliminated on consolidation.

Six months ended June 30, 2005

		U.S.	Fairfax			Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	763.1	651.8	39.5	1,283.5	2,737.9	152.6	(181.8)	–	2,708.7

Net premiums written	480.3	532.2	24.2	1,153.3	2,190.0	135.2	–	–	2,325.2

Net premiums earned	471.3	551.0	34.4	1,142.0	2,198.7	133.6	–	–	2,332.3

Underwriting profit	47.9	21.5	3.3	26.5	99.2	–	–	–	99.2
Interest and dividends	33.1	62.3	2.6	84.8	182.8	–	–	–	182.8

Operating income before:	81.0	83.8	5.9	111.3	282.0	–	–	–	282.0
Realized gains (losses)	68.5	93.7	1.1	41.6	204.9	81.8	(35.3)	(22.5)	228.9
Runoff and other operating income (loss)	–	–	–	–	–	(233.7)	–	–	(233.7)
Claims adjusting	–	–	–	–	–	–	–	2.1	2.1
Interest expense	–	(16.4)	–	(13.9)	(30.3)	–	–	(59.6)	(89.9)
Corporate overhead and other	(3.6)	(3.2)	(1.3)	(13.9)	(22.0)	–	–	1.3	(20.7)

Pre-tax income (loss)	145.9	157.9	5.7	125.1	434.6	(151.9)	(35.3)	(78.7)	168.7
Taxes									(70.4)
Non-controlling interests									(58.1)

Net earnings									40.2

Six months ended June 30, 2004

		U.S.	Fairfax			Runoff &				Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Sub-total	Other		Intercompany		Other	Consolidated

Gross premiums written	740.8	646.5	48.3	1,241.5	2,677.1	275.8		(212.9)		–	2,740.0

Net premiums written	462.1	526.0	41.1	1,103.3	2,132.5	236.7		–		–	2,369.2

Net premiums earned	439.4	535.1	28.1	1,126.4	2,129.0	278.6		–		–	2,407.6

Underwriting profit	36.7	1.6	2.7	58.3	99.3	–		–		–	99.3
Interest and dividends	30.6	46.2	1.0	71.3	149.1	–		–		–	149.1

Operating income before:	67.3	47.8	3.7	129.6	248.4	–		–		–	248.4
Realized gains	21.4	45.9	–	43.5	110.8	69.8		(45.4	)(1)	42.0	177.2
Runoff and other operating income (loss)	–	–	–	–	–	(73.8)		–		–	(73.8)
Claims adjusting	–	–	–	–	–	–		–		(17.2)	(17.2)
Interest expense	–	(16.7)	–	(12.8)	(29.5)	–		–		(51.7)	(81.2)
Corporate overhead and other	(3.3)	(5.6)	(2.5)	(4.5)	(15.9)	–		–		(24.0)	(39.9)

Pre-tax income (loss)	85.4	71.4	1.2	155.8	313.8	(4.0	)(1)	(45.4)		(50.9)	213.5
Taxes											(87.6)
Non-controlling interests											(41.4)

Net earnings											84.5

(1)	The Runoff and Other pre-tax income (loss) is $(55.3) excluding the effect of the sales by the runoff companies to other Fairfax group companies of the following securities: a $61.6 realized gain on the sale of Northbridge shares in the second quarter, to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter. The net $51.3 realized gain from these sales of securities is included in the Intercompany $(45.4) eliminated on consolidation.

      Underwriting and Operating Income
    Set out and discussed below are the underwriting and operating results of Fairfax’s ongoing insurance and reinsurance operations on a summarized company by company basis for the three months and six months ended June 30, 2005 and 2004.
                Canadian Insurance – Northbridge

	Second quarter		First six months

	2005	2004	2005	2004

Underwriting profit	27.9	21.3	47.9	36.7

Combined ratio	88.3%	90.6%	89.8%	91.6%

Gross premiums written	430.7	412.9	763.1	740.8

Net premiums written	276.9	262.4	480.3	462.1

Net premiums earned	239.6	225.9	471.3	439.4

Underwriting profit	27.9	21.3	47.9	36.7
Interest and dividends	19.0	11.5	33.1	30.6

Operating income	46.9	32.8	81.0	67.3
Realized gains	32.5	17.5	68.5	21.4

Pre-tax income before interest and other	79.4	50.3	149.5	88.7

    Northbridge reported improved underwriting results in the second quarter of 2005 with underwriting profit of $27.9 and a combined ratio of 88.3% compared to underwriting profit of $21.3 and a combined ratio of 90.6% in 2004. Increased realized gains during the second quarter of 2005 compared to last year produced second quarter income before taxes, interest and other of $79.4, an increase of 57.9%. Gross premiums written and net premiums written during the second quarter of 2005 declined in Canadian dollar terms compared to 2004 by 4.3% and 3.1% respectively, reflecting the impact of increased competition for renewals and new business volumes. Northbridge’s cash flow from operations for the second quarter and first six months of 2005 was $119.6 and $152.2 respectively as compared to $57.3 and $62.3 for the second quarter and first six months respectively of 2004. For more information on Northbridge results, please see its second quarter report which will be posted on its website at www.northbridgefinancial.com.
                U.S. Insurance
Quarter ended June 30, 2005

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit	9.2	1.4	10.6

Combined ratio	96.2%	96.6%	96.3%

Gross premiums written	264.1	51.3	315.4

Net premiums written	217.6	38.3	255.9

Net premiums earned	241.9	40.9	282.8

Underwriting profit	9.2	1.4	10.6
Interest and dividends	32.7	2.4	35.1

Operating income	41.9	3.8	45.7
Realized gains	56.2	3.2	59.4

Pre-tax income before interest and other	98.1	7.0	105.1

Quarter ended June 30, 2004

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit	0.6	0.3	0.9

Combined ratio	99.7%	99.2%	99.7%

Gross premiums written	258.1	49.5	307.6

Net premiums written	212.6	41.8	254.4

Net premiums earned	225.8	38.9	264.7

Underwriting profit	0.6	0.3	0.9
Interest and dividends	24.9	1.1	26.0

Operating income	25.5	1.4	26.9
Realized gains	9.6	3.4	13.0

Pre-tax income before interest and other	35.1	4.8	39.9

Six months ended June 30, 2005

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit	19.6	1.9	21.5

Combined ratio	95.9%	97.5%	96.1%

Gross premiums written	552.5	99.3	651.8

Net premiums written	457.0	75.2	532.2

Net premiums earned	473.5	77.5	551.0

Underwriting profit	19.6	1.9	21.5
Interest and dividends	57.5	4.8	62.3

Operating income	77.1	6.7	83.8
Realized gains	84.6	9.1	93.7

Pre-tax income before interest and other	161.7	15.8	177.5

Six months ended June 30, 2004

	Crum &
	Forster(1)	Fairmont	Total

Underwriting profit	1.0	0.6	1.6

Combined ratio	99.8%	99.3%	99.7%

Gross premiums written	544.0	102.5	646.5

Net premiums written	443.5	82.5	526.0

Net premiums earned	453.3	81.8	535.1

Underwriting profit	1.0	0.6	1.6
Interest and dividends	42.2	4.0	46.2

Operating income	43.2	4.6	47.8
Realized gains	40.9	5.0	45.9

Pre-tax income before interest and other	84.1	9.6	93.7

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.
    Crum & Forster’s combined ratio improved in the second quarter of 2005 to 96.2% from 99.7% last year, reflecting a reduced impact from prior year loss development, lower catastrophe losses and management’s continued strict underwriting discipline and expense focus. Crum & Forster’s net premiums written during the second quarter of 2005 increased by 2.4% compared to 2004. Premium rates continue to be under pressure as competitive conditions in the United States intensify. Crum & Forster’s cash outflow from operations for the second quarter of 2005 was $29.1 compared to cash inflow of $19.9 for the second quarter of 2004, primarily as a result of fluctuations in net losses paid. For the six months ended June 30, 2005, cash flow from operations was $51.1 compared to $35.4 for the six months ended June 30, 2004. For more information on Crum & Forster’s results, please see its second quarter report on Form 10Q which will be posted on its website at www.cfins.com.
    Fairmont’s combined ratio of 96.6% in the second quarter of 2005 (compared to 99.2% in 2004) and 8.4% decrease in net premiums written during the second quarter of 2005 compared to 2004 reflect its continuing disciplined focus on underwriting profitability combined with moderate price increases obtained in 2005.
                Fairfax Asia

	Second quarter		First six months

	2005	2004	2005	2004

Underwriting profit	1.8	1.6	3.3	2.7

Combined ratio	89.7%	89.6%	90.3%	90.4%

Gross premiums written	21.9	27.4	39.5	48.3

Net premiums written	14.9	23.0	24.2	41.1

Net premiums earned	17.4	15.4	34.4	28.1

Underwriting profit	1.8	1.6	3.3	2.7
Interest and dividends	2.0	0.3	2.6	1.0

Operating income	3.8	1.9	5.9	3.7
Realized gains	0.2	–	1.1	–

Pre-tax income before interest and other	4.0	1.9	7.0	3.7

    Fairfax Asia’s combined ratio of 89.7% in the second quarter of 2005 (89.6% in 2004) reflects the continued strong underwriting results from First Capital. The decrease in net premiums written in the second quarter and first six months of 2005 reflects First Capital’s enhanced use of reinsurance.
                Reinsurance – OdysseyRe

	Second quarter(1)		First six months(1)

	2005	2004	2005	2004

Underwriting profit	25.4	31.1	26.5	58.3

Combined ratio	95.6%	94.6%	97.7%	94.8%

Gross premiums written	601.9	612.0	1,283.5	1,241.5

Net premiums written	537.7	550.1	1,153.3	1,103.3

Net premiums earned	573.7	580.1	1,142.0	1,126.4

Underwriting profit	25.4	31.1	26.5	58.3
Interest and dividends	43.6	34.9	84.8	71.3

Operating income	69.0	66.0	111.3	129.6
Realized gains (losses)	(0.7)	30.4	41.6	43.5

Pre-tax income before interest and other	68.3	96.4	152.9	173.1

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP and the exclusion from the 2004 results of First Capital (whose results are included in Fairfax Asia’s 2004 results).

    OdysseyRe’s gross premiums written decreased 1.6% in the second quarter of 2005 from 2004 as conditions in the reinsurance market continued to show broad competitive pressures. A decline of 13.6% in gross premiums written in its Americas division during the second quarter was largely offset by the continued expansion of its specialty U.S. insurance business. While pricing is adequate, OdysseyRe remains focused on strict underwriting discipline as market conditions evolve.
    OdysseyRe’s combined ratio in the second quarter of 2005 was 95.6%, after $34.1 (before taxes) in adverse development of loss reserves, related primarily to 1997-2001 casualty business, which represented 6.0 points of its combined ratio. OdysseyRe’s international operations remained important contributors to premiums and earnings. Higher investment income reflected higher invested assets and a disciplined investment approach, benefiting from increasing short term rates while continuing to protect against corporate credit risk. For more information on OdysseyRe’s results, please see its second quarter report on Form 10Q which will be posted on its website at www.odysseyre.com.
   Interest and Dividends and Realized Gains
    Interest and dividend income in the second quarter of 2005 improved to $99.7 from $72.7 in 2004, due primarily to increased investment portfolios, reflecting positive cash flow from ongoing operations, and to an increase in yield.
    Realized gains on investments were $50.6 for the second quarter of 2005, after provisions of $28.7 for other than temporary declines on investments. Consolidated realized gains of $99.9 include as well realized gains in the runoff segment and at Lindsey Morden. Realized gains include the non-trading gains referred to in note 3 to the consolidated financial statements.
   Runoff and Other
Quarter ended June 30, 2005

	U.S.	Europe	Group Re	Total

Gross premiums written	0.1	(0.1)	72.6	72.6

Net premiums written	(0.6)	–	72.7	72.1

Net premiums earned	(10.8)	19.8	62.7	71.7
Losses on claims	(113.5)	(33.8)	(42.1)	(189.4)
Operating expenses	(0.9)	(20.8)	(17.9)	(39.6)
Interest and dividends	12.4	(4.3)	4.8	12.9

Operating income (loss)	(112.8)	(39.1)	7.5	(144.4)
Realized gains	20.2	20.3	9.4	49.9

Pre-tax income (loss) before interest and other	(92.6)	(18.8)	16.9	(94.5)

Quarter ended June 30, 2004

	U.S.	Europe	Group Re	Total

Gross premiums written	13.3	1.7	79.9	94.9

Net premiums written	1.8	(0.8)	77.2	78.2

Net premiums earned	16.4	3.9	71.3	91.6
Losses on claims	(23.5)	(17.3)	(48.1)	(88.9)
Operating expenses	(3.8)	(12.4)	(20.0)	(36.2)
Interest and dividends	2.3	(7.8)	3.5	(2.0)

Operating income (loss)	(8.6)	(33.6)	6.7	(35.5)
Realized gains	61.8 (1)	1.2	6.1	69.1 (1)

Pre-tax income (loss) before interest and other	53.2 (1)	(32.4)	12.8	33.6 (1)

Six months ended June 30, 2005

	U.S.	Europe	Group Re	Total

Gross premiums written	3.6	8.4	140.6	152.6

Net premiums written	(14.0)	8.5	140.7	135.2

Net premiums earned	(21.0)	20.5	134.1	133.6
Losses on claims	(140.8)	(78.4)	(92.8)	(312.0)
Operating expenses	(5.6)	(34.8)	(35.6)	(76.0)
Interest and dividends	21.2	(7.8)	7.3	20.7

Operating income (loss)	(146.2)	(100.5)	13.0	(233.7)
Realized gains	34.3	36.9	10.6	81.8

Pre-tax income (loss) before interest and other	(111.9)	(63.6)	23.6	(151.9)

Six months ended June 30, 2004

	U.S.	Europe		Group Re	Total

Gross premiums written	43.6	5.2		227.0	275.8

Net premiums written	12.1	2.7		221.9	236.7

Net premiums earned	50.2	14.0		214.4	278.6
Losses on claims	(62.7)	(39.8)		(165.8)	(268.3)
Operating expenses	(23.3)	(25.4)		(39.5)	(88.2)
Interest and dividends	6.2	(10.9)		8.8	4.1

Operating income (loss)	(29.6)	(62.1)		17.9	(73.8)
Realized gains (losses)	69.1 (1)	(6.9	)(2)	7.6	69.8	(1)(2)

Pre-tax income (loss) before interest and other	39.5 (1)	(69.0	)(2)	25.5	(4.0	)(1)(2)

(1)	Includes a $61.6 realized gain on the sale in the second quarter of Northbridge shares from the runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(2)	Includes a $10.3 realized loss on a sale in the first quarter of bonds from the runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).
    The runoff and other pre-tax loss of $151.9 for the six months ended June 30, 2005 reflects charges of $103.1 with respect to the commutation discussed below and, as described in the first quarter report, $36.1 upon the resolution of two reinsurance disputes, as well as the continuing effect of operating and internal claims handling costs in excess of net investment income, partially offset by realized gains. Excluding the effect of the commutation and reinsurance dispute resolution charges, the runoff and other pre-tax loss for the first six months of 2005 was $12.7, significantly lower than the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2005.
    During the second quarter, in pursuance of Fairfax’s goal of simplifying its runoff structure and in recognition of the strength and stability achieved by TIG (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development cover provided by Chubb Re ($300) and nSpire Re (European runoff). When that cover was put in place at the beginning of TIG’s runoff, it was prudent for TIG, and responsive to insurance regulators’ concerns, but it had become unnecessary with the demonstrated success of TIG’s runoff and the increase in TIG’s statutory surplus from about $500 at the end of 2002 to over $740 at the end of 2004.
    This commutation resulted in an operating loss taken in the second quarter of $103.1, reflecting the normal effect on an insurer of a commutation with a reinsurer (i.e. the insurer receives less than the amount of losses which it takes back because these losses are only payable over time). Other normal effects were that TIG’s cash was increased by the cash it received on the commutation and its net loss reserves were increased by the amount of reserves which were formerly reinsured.
    Collateral cash benefits to Fairfax of the commutation are the creation of additional future tax sharing payments as a result of the operating loss realized in TIG and the elimination of Fairfax’s obligation to fund top-up interest payments or other costs incurred by TIG with respect to the cover provided by Chubb Re.

    Prior to the $103.1 operating loss on the commutation described above, the operating loss of the U.S. runoff group for the three months ended June 30, 2005 was only $9.7.
    Reinsurance recoverables from runoff operations decreased significantly at June 30, 2005 to $4,174.9 from $5,036.1 at December 31, 2004, primarily due to the commutation and the reinsurance dispute resolutions referred to above. Had this commutation and these reinsurance dispute resolutions occurred at December 31, 2004, the runoff operations’ aggregate provision for uncollectible reinsurance for unaffiliated reinsurers rated B++ or lower or which are unrated (excluding pools and associations) would have increased from 39.6% to 46.8%.
    Notwithstanding an increase in realized gains and a slight improvement in Group Re’s combined ratio to 95.7% for the first six months of 2005 from 95.8% in 2004, Group Re’s pre-tax income decreased to $23.6 in the first six months of 2005 from $25.5 in 2004, primarily as a result of significantly reduced premium volume ($63.0 of the net premiums earned by Group Re in the first half of 2004 related to one significant third party transaction).
   Other Elements of Net Earnings
    Interest expense decreased slightly to $39.7 for the three months ended June 30, 2005 compared to $40.1 in 2004, with interest expense on the additional debt issued by Fairfax during 2004 and the OdysseyRe debt issued in the second quarter of 2005 offset by favourable swap income and the release of deferred swap gains on the buyback of debt discussed in note 5 to the consolidated financial statements. The proceeds of the additional Fairfax debt are available to pay off the company’s debt maturing up to 2008 which was not tendered under the company’s debt exchange offers in 2004 (the interest earned on these proceeds is reflected in Fairfax corporate overhead). The interest expense is comprised of the following:

	Second quarter		First six months

	2005	2004	2005	2004

Fairfax	24.0	25.4	59.6	51.7
Crum & Forster	8.2	8.3	16.4	16.7
OdysseyRe	7.5	6.4	13.9	12.8

	39.7	40.1	89.9	81.2

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is broken down as follows:

	Second quarter		First six months

	2005	2004	2005	2004

Fairfax corporate overhead	8.1	19.7	14.1	29.7
Investment management and administration fees	(8.0)	(11.3)	(19.0)	(17.2)
Corporate overhead of subsidiary holding companies	10.1	9.9	22.0	15.9
Internet and technology expenses	2.1	3.5	3.6	4.6
Other	–	–	–	6.9

	12.3	21.8	20.7	39.9

    Corporate overhead of Fairfax and its subsidiary holding companies in the second quarter of 2005 decreased from the prior year due to increased interest income and the absence of compensation and bonus payments, investment expenses and capital taxes which affected 2004. Internet and technology expenses decreased in the second quarter of 2005 as over one-third of the revenues of MFX, the company’s technology subsidiary, were derived from a significant number of third party clients.
    The company recorded an income tax expense of $34.6 on its consolidated statement of earnings for the second quarter of 2005 at an effective tax rate slightly higher than in the second quarter of 2004, principally due to runoff losses incurred in jurisdictions with lower income tax rates and to certain expenses which are not deductible for tax.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Second quarter		First six months

	2005	2004	2005	2004

Northbridge	22.6	11.4	41.4	18.5
OdysseyRe	6.5	13.2	16.6	22.9
Lindsey Morden	(0.4)	(0.7)	0.7	(5.7)

	28.7	23.9	58.7	35.7

Investments
    At June 30, 2005 the investment portfolio had a pre-tax unrealized gain of $614.3 (consisting of unrealized gains on bonds of $142.1 and on equities and other of $472.2), an increase of $186.0 from the unrealized gain of $428.3 at December 31, 2004.
    Because of the company’s continuing concern over the possibility of a decline in equity markets, during 2004 it implemented an economic hedge which is intended to protect its equity investments in the event of such a decline but which would result in a limited loss were equity markets to appreciate. Details are set out in note 3 to the consolidated financial statements.
Capital Structure and Liquidity
    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	June 30,	December 31,
	2005	2004(1)

Cash, short term investments and marketable securities	499.5	566.8
Long term debt (including OdysseyRe debt)	2,151.0	2,095.8
TRG purchase consideration payable	193.6	195.2
Net debt	1,845.1	1,724.2

Common shareholders’ equity	3,027.6	3,034.1
Preferred shares and trust preferred securities of subsidiaries	189.0	189.0
OdysseyRe non-controlling interest	298.4	281.0
Total equity	3,515.0	3,504.1

Net debt/equity	52%	49%
Net debt/total capital	34%	33%
Interest coverage	2.9x	1.9x

(1)	Retroactively restated pursuant to the change in accounting policy described in note 1 to the consolidated financial statements.
    At June 30, 2005, Fairfax had $499.5 of cash, short term investments and marketable securities at the holding company level. Net debt increased to $1,845.1 at June 30, 2005 from $1,724.2 at December 31, 2004, and the net debt to equity and net debt to total capital ratios increased, due to the $125.0 of additional long term debt issued by OdysseyRe during the quarter, offset somewhat by the repayment of the TIG senior notes upon maturity, and other opportunistic debt repurchases made, during the first half of 2005.
    The company believes that its cash position alone provides adequate liquidity to meet all of the company’s obligations in 2005. Besides this cash, in the second half of 2005 the holding company expects to receive (as it has in the first half) management fees, interest on its holdings of cash, short term investments and marketable securities, tax sharing payments from Crum & Forster and OdysseyRe and dividends from its insurance and reinsurance subsidiaries. For the remainder of 2005, the holding company’s obligations (other than interest and overhead expenses) consist of the continuing obligation to fund negative runoff cash flow (anticipated to be between $100 and $125, prior to any management actions which would improve runoff cash flow).
    Common shareholders’ equity at June 30, 2005 was $3.0 billion or $184.46 per basic share (excluding the $59.4 of capital arising from the company’s issue of convertible debentures in the 2003 third quarter). No shares were repurchased by the company during the quarter. At June 30, 2005 there were 16,091,529 shares effectively outstanding.

Comparative Quarterly Data (unaudited)

	Quarter ended

	June 30	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2005	2005	2004	2004	2004	2004	2003	2003

Revenue	1,500.8	1,474.3	1,454.3	1,418.4	1,435.1	1,484.8	1,575.4	1,175.2
Net earnings (loss)	5.0	35.2	5.1	(109.4)	45.5	39.0	6.2	(11.4)
Net earnings (loss) per share	$0.17	$2.03	$0.16	$(8.08)	$3.13	$2.63	$0.51	$(1.02)
Net earnings (loss) per diluted share	$0.17	$2.01	$0.16	$(8.08)	$3.05	$2.59	$0.51	$(1.07)
    Excluding the effect of the hurricanes in the third quarter of 2004, operating results at the company’s ongoing insurance and reinsurance companies have been improving as a result of company efforts and the favourable insurance environment through the first half of 2004. Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by realized gains (or losses), the timing of which is not predictable.